UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41634

HUB Cyber Security Ltd.
(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.
Tel Aviv 6473403, Israel
+972-3-924-4074
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Conversion of Debt and Ordinary Share Issuances

HUB Cyber Security Ltd. (the “Company”) has previously disclosed the issuance and sale of various convertible notes (the “Notes”) to accredited investors in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to, Regulation S, Section 4(a)(2) thereof and/or Regulation D promulgated thereunder. The Notes provide for conversion, upon the election of the holders, into the Company’s ordinary shares, no par value (“Ordinary Shares”) at various conversion prices which are tied to the market price of the Company’s Ordinary Shares.

Following the recent significant activity in the Company’s share price, the Company has received conversion requests from the holders of approximately $1.7 million of the Notes and, as a result of such conversions, issued a total of 12,038,376 Ordinary Shares to such holders. These share issuances were conducted in reliance upon the exemption from the registration requirements of the Securities Act, pursuant to Regulation Section 4(a)(2) thereof and/or Regulation D promulgated thereunder. As a result of such issuances, as of March 30, 2026, the Company had 21,082,357 Ordinary Shares issued and outstanding.

The information in this Report on Form 6-K (this “Report”) is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: March 31, 2026	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
Chief Financial Officer

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